FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of  03 September 2008

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Group plc (LSE and NYSE: SIG) Embargoed until 12.30 p.m. (BST)
Unaudited Half Year Results for 26 weeks ended 2 August 2008 3 September 2008

                        Signet Reports
half year results

Group profit before tax: $78.7m (excluding non-recurring relisting costs)	down 27.8%
Group like for like sales:	down 3.4%
Group sales: $1,591.4m	down 0.6%
Diluted earnings per share: 2.6c	down 35.0%
Interim dividend per share: 0.96c	no change

Operational Highlights:

US:      -
Net space increase of about 4% expected in 2008/09
- Results of price increases continue to be encouraging
-
On track to at least maintain gross merchandise margin rate at last year’s level
- Jared launches e-commerce capability
- Expanded ranges of exclusive merchandise
UK
:      - 2.3% increase in like for like sales
- Strong performance by prestige watch category
- Commenced roll-out of enhanced Ernest Jones store format

Terry Burman, Group Chief Executive, commented: "
T
he Group's strong balance sheet
 and s
uperior operating metrics
on both sides of the
Atlantic
 enables
 the business to continue to implement its proven strategy
. A
ppropriate adjustments
in
 execution
 are being made
 to
reflect
 the
challenging
economi
c conditions with tight control of costs, inventory, gross merchandise margin and investment in new space
. As a result
,

the busin
ess will be well positioned when the ec
onomy improves.
  However
,
 in the short term, the consumer environment
i
n both
the
US
 and the
UK

remains very challenging
.

As always,
the results for the year will be significantly influenced by the Group's performance during the important Christmas period."

Enquiries:	Terry Burman, Group Chief Executive	+1 212 889 4350
	Walker Boyd, Group Finance Director	+1 212 889 4350

Press:	Jonathan Glass, Brunswick	+44 (0) 20 7404 5959
	Wendel Verbeek, Brunswick	+44 (0) 20 7404 5959
	John Dudzinsky, Taylor Rafferty	+1 212 889 4350

Signet operated 1,973 speciality retail jewellery stores at 2 August 2008; these included 1,414 stores in the
US
, where the Group trades as "Kay Jewelers", "Jared The Galleria Of Jewelry" and under a number of regional names. At that date Signet operated 559 stores in the
UK
, where the Group trades as "H.Samuel", "Ernest Jones" and "Leslie Davis". Further information on Signet is available at www.signetgroupplc.com. See also
 www.kay.com, www.jared.com, www.hsamuel.co.
uk and www.ernestjones.co.uk.

Interim Management Report

NEW YORK
 LISTING

On
19 August 2008
 shareholders approved the proposal to facilitate the move of the Group's primary listing to the New York Stock Exchange ("the Proposal"). It is intended to establish concurrently a secondary listing on the London Stock Exchange. Subject to the necessary Court and other approvals, the Proposal is expected to become effective on 11 September 2008 with trading in Signet Jewelers
L
imited commencing on the New York Stock Exchange ("NYSE") on that date
.

GROUP

In the
26
 weeks
ended
 2 August 2008
,
 Group
profit before tax excluding non-recurring cost
s

of $10
.5
 million related to the move of the primary listing to the
NYSE
 fell by
27.8
% to $
78.7
 million (
H
1 200
7
/0
8
: $
109.0
 million)
, s
ee note
10
. Like for like
 sales were down by 3.4% and
 total sales
were down
by 0.6% to $1,591.4
 million (H1 2007/08: $1,601.8 million
)
.

The average US dollar exchange rate for the period was
 £1/$1.98 (H1 2007/08: £1/$1.99).

S
ee note 10 for changes at constant exchange rates.
 The components of the change in sales are set out below:

Change in sales	US %	UK %	Group %
Like for like sales	(5.2)	2.3	(3.4)
Change in net new store space	4.4	(1.9)	2.9
Exchange translation	-	(0.5)	(0.1)
Total sales growth as reported	(0.8)	(0.1)	(0.6)

O
perating
profit
 excluding
re
listing costs
fell by 22.8
% to $
90.3
 million (H1 200
7
/0
8
: $116.9 million) and operating margin was
5.7
% (H1: 2007/08: 7.3%).
On a reported basis the operating profit was $79.8 million. The factors influencing the lower operating margin are set out below:

Change in operating margin	US %	UK %	Group %
H1 2007/08 operating margin	10.4	(0.2)	7.3
Gross merchandise margin movement	0.9	0.7	0.8
Expense (deleverage)/leverage	(3.1)	0.7	(2.2)
Impact of new store space	(0.3)	-	(0.2)
H1 2008/09 operating margin before relisting costs	7.9	1.2	5.7
Relisting costs	-	-	(0.7)
H1 2008/09 operating margin	7.9	1.2	5.0

The tax rate was 35.8
%

(H1 2007/08: 36.5%) and
profit for the financial period was
$
43.8
million.
Diluted e
arnings per share
excluding listing costs
declined by
2
0
.0
% to
3.2c
. O
n a reported basis
diluted earnings per share
 were
2.6c
 (H1 2007/08: 4.
0
c). The Board has approved an unchanged interim dividend of 0.96c.

Outlook

T
he Group's strong balance sheet
 and s
uperior operating metrics
on both sides of the
Atlantic
 enables
 the business to continue to implement its proven strategy
. A
ppropriate adjustments
in
 execution
 are being made
 to
reflect
 the
challenging
economi
c conditions with tight control of costs, inventory, gross merchandise margin and investment in new space. As a result
,

the busin
ess will be well positioned when the ec
onomy improves.
  However, in the short term, the consumer environment in both the
US
 and the
UK
 remains very challenging. As always, the results for the year will be significantly influenced by the Group's performance during the important Christmas period.

OPERATING REVIEW

US Division (circa 75% of Group sales)

In a very challenging retail environment
,
 US
like for like
sales were down 5.2%

and
 total sales decreased by 0.8% to $1,206.7
 million (H1 2007/08: $1,216.9 million).
 Th
e underlying

like for like sales performance
 in the first and second quarters was stable
 after adjusting for the impact of
 more
 favorable weather over Valentine's Day
 than in the prior year.

O
perating
 profit
 was down
24.9
% at $
94.8
 million
(H1
 2007/08:
$126.3
 million), primarily reflecting the deleverage of the cost base due to the decline in same store sale
s (see table above
). As anticipated
,
 the gross margin rate was up on last year due to price changes implemented during
l
ate February and March
,
 which more than offset commodity cost increases,
adverse chang
es in the sales mix and increased promotional cadence.

The
results of the price increases continue to be encouraging and the division remains on track to at least maintain its gross merchandise margin rate in 2008/09 at last year's level. Operating margin was
7.9
%

(
H1
 2007/08: 10.4%).

While all major
merchandising
categories were down
in the half
 on a same store basis, the bridal category
, which accounts for approximately 45% of sales,
 performed better than average.
 E
xclusive merchandise
ranges
continue to be expanded and a number of
new
designs have tested very well.

The average unit selling price in both the mall formats and Jared rose by about
7
%.

The bad debt charge at
3.9
% of total sales (
H1
 2007/08:
2.8
%),
was
above the tight range of the past ten years.
  The increase in bad debt was meaningfully offset by
h
i
gher
 income from the receivables portfolio.
Overall the cost base, excluding the impact of new space
,
 is expected to be similar to last year despite
an
anticipated
rise
 in the
 level of bad debts and inflationary cost increases in
 occupancy costs, utilities, freight and
staff
wage rates
.

As part of the expense realignment programme,

t
he annual
 gross
 marketing to sales ratio is planned to be about 7% of sales
,

down from 7.5% in 2007/08 and more in line with
 historic level
s. The reductions have been greatest in lower returning media and formats. National television advertising for Kay and Jared will be least impacted because they are the most effective.

The marketing to sales ratio is expected to remain considerably greater than the jewellery sector average and to be the largest in the category. The Jared website launched an e-commerce capability in August.

It is expected that in 2008/09 US net new store space will increase by about 4%, includ ing
 the closure of about 50 mall brand stores
 as leases expire
. Capital expenditure in new and existing st
ores is planned to be
circa $
60 m
illion (2007/0
8
:

$88 million).

 Investment in working
 capital, that is inventory and r
eceivabl
es,
associated with space growth of some $
90
 mil
lion is
antici
pated (2007/08: $119 million).

The planned change in store numbers by format in 2008/09, together with the l on
g term potential for each is set out below:

	3 February 2008	Expected openings	Expected closures	Planned 2 February 2009	Long term potential
Kay
Mall	789	25(a)	14	800	850+
Off-mall	92	23	5	110	500+
Outlet centres	10	8	-	18	100+
Metropolitan	3	-	-	3	5-10
Kay total	894	56	19	931	1,460+
Regional brands	351	3	41(a)	313	700+
Jared	154	17	-	171	300+
Total	1,399	76(a)	60(a)	1,415	2,460+

(a) Includes 11 stores reb
r
a
n
ded to Kay from regional brands.

UK
 Division (circa 25% of Group sales)

In the 26 weeks ended 2 August 2008 total sales were little changed at $384.7 million (H1 2007/08: $384.9 million). Like for like sales were up by 2.3% (H.Samuel +2.4% and
E
rnest Jones +2.2%), a very encouraging performance given the trading environment. Operating profit was $4.5 million (H1 2007/08: $0.6 million loss), the normal seasonal deficit being eliminated. Tight control of costs and inventory was maintained, with gross margin increasing by 70 basis points. The expectation is for both full year costs in sterling and gross merchandising margin percentage to be similar to last year.

The watch category continued to perform well, particularly in Ernest Jones, and diamond participation in H.Samuel increased further. The focus on enhancing customer service remains a priority and progress in staff training is increasingly evident. The average unit selling price in H.Samuel was up 13% and in Ernest Jones it rose by 16%, reflecting changes in sales mix and increased prices.

About 53 stores are expected to be refurbished or relocated this year (2007/08: 27), the majority in the enhanced Ernest Jones format. Five new stores are planned to be opened (2007/08: one) with 1
4
 closures (2007/08: 19). Total store capital expenditure is anticipated to be some $42 million (2007/08: $18.4 million) primarily reflecting a return to a more normal refit cycle in Ernest Jones following a successful test of the
 new store format. At the year end, 350 H.Samuel

(2 February 2008: 359) and 205 Ernest Jones (2 February 2008: 204) stores are pl
an
n
ed to be operating.

Group central costs, financing items and taxation

In the 26 weeks
ended 2 August 2008 group central costs were $9.
0
 million (H1 2007/08: $8.8 million),
ex
cluding $10.5 million of non-recurring costs relating to the move of the primary listing to the NYSE. Financing costs rose to $11.6 million (H1 2007/08: $7.9 million),

the increase being primarily due to the cash outflow in 2007/08 and a reduced pension credit.

The
tax charge was $24.4 million (H1 2007/08: $39.8 million).

Net debt

Net debt at 2 August 2008 was $433.3 million (4 August 2007: $354.8 million). Group gearing (that is the ratio of net debt to shareholders' funds) at
2 August 2008
 was 24.9% (4 August 2007: 20.8%). The seasonal increase in net debt since the start of the financial year was significantly less than last year (H1 2008/09: up $58.7 million; H1 2007/08: up $121.6 million)
 reflecting tight management of working capital and lower tax payments, which more than offset the lower level of profits
. An increased number of Ernest Jones refurbishments balanced by reduced store investment in the
US
, is expected to result in fixed capital expenditure in the current year of about $140 million, similar to the level in 2007/08. Cash outflow for 2008/09 is now expected to be neutral to $40 million compared with the anticipated range of
$40 million and $80 million
projected
at the time of the
announcement of the
2007/08 results.

Risk factors

and related party transactions

The principal risk factors are set out on pages 44 to 50 of the Group's Annual Report & Accounts for the 52 weeks ended 2 February 2008 and pages 6 to 8 of the circular to shareholders dated 24 July 2008 for the scheme of arrangement shareholder meetings held on 19 August 2008, copies of which are available in electro nic
 format on the Group's website
www.signetgroupplc.com
. In the view of the directors there has been no material change in these factors in respect of the remaining six months of the financial year, except that the Proposal has now been approved by shareholders.

There have been no additional related party transactions to those disclosed on page 115 of the Group's Annual Report & Accounts.

Copies of the half year report may be downloaded as a pdf file from
www.signetgroupplc.com
.

I
NVESTOR
R
ELATIONS
 P
ROGRAMME

Second quarter results

A conference call will take place for all interested parties today at
9.00 a.m.
 (EST) and
2.00 p.m.
 (BST). The call will be broadcast live on the Group's website, www.signetgroupplc.com:

European dial-in:	+44 (0)20 7138 0840
European 48 hr. replay:	+44 (0)20 7806 1970	Access code: 9840702#

US dial-in:	+1 718 354 1362
US 48 hr. replay:	+1 718 354 1112	Access code: 9840702#

G
oldman Sachs 15
th
 Annual Global Retail Conference
 in
New York

Signet will be presenting at the Goldman Sachs 15
th
 Annual Global Retail Conference in
New York
 on Thursday 4 September at 11.10 a.m. The presentation, which will also be webcast on
www.signetgrou
p
plc.com
, will be given by Terry Burman, Group Chief Executive, and Walker Boyd, Group Finance Director.

Johnson Rice & Company 7
th
 Annual
Consumer
 Conference
 in
New Orleans

Signet will be attending the Johnson Rice 7
th
 Annual Consumer Conference in
New Orleans
 on Monday 27 October and Tuesday 28 October. Signet will be represented by Tim Jackson, Investor Relations Director.

Third quarter sales

The third quarter sales performance for the 13 weeks ending
2 November 2008
 is expected to be announced at
2.30 a.m.
 (EST) and
7.30 a.m.
 (
GM
T) on Thursday 6 November.

Deutsche Bank Retail Round Table
and Dinner
in
London

Signet will be taking part in the
Deutsche Bank Retail Round Table and Dinner in
London

on Thursday 6 November. The Group will be represented by Walker Boyd, Group Finance Director and Tim Jackson, Investor
R
elations Director.

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management's beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. Our use of the words 'expects,' 'intends,' 'anticipates,' 'estimates,' 'may,' 'forecast,' 'objective,' 'plan,' or 'target,' and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewellery sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group's business, financial market risk and risks and uncertainties relating to the Proposal (including, but not limited to, risks and uncertainties relating to implementation of the Proposal, market price, future sales, dilution and transferability of Signet Jewelers Limited common shares, secondary listing, changes in tax treatment, takeover protections, and more extensive US regulation of Signet Jewelers Limited).

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the 'Risk and other factors' section of the Company's Annual Report & Accounts for the year ended 2 February 2008 included as an exhibit to its Report on Form 6-K furnished with the U.S. Securities and Exchange Commission on 1 May 2008, the 'Risk factors' section of the scheme circular pertaining to the Proposal, and other filings with and submissions to the SEC made by the Company. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances, other than as required by applicable law, rule or regulation.

SIGNET GROUP plc

Condensed consolidated income statement (unaudited)
for the 26 weeks ended 2 August 2008

		13 weeks ended 2 August 2008	13 weeks ended 4 August 2007	26 weeks E nded 2 August 2008	26 weeks E nded 4 August 2007	52 weeks ended 2 February 2008
	Notes	$m	$m	$m	$m	$m

Sales	2,10	768.9	787.4	1,591.4	1,601.8	3,665.3
Cost of sales		(710.9)	(713.1)	(1,481.6)	(1,465.5)	(3,264.8)
Gross profit		58.0	74.3	109.8	136.3	400.5
Administrative expenses		(50.8)	(37.5)	(88.2)	(72.8)	(158.0)
Other operating income		28.8	26.1	58.2	53.4	108.8
Operating profit	2,10	36.0	62.9	79.8	116.9	351.3
Finance income	3	1.3	2.7	3.6	6.1	11.0
Finance expense	3	(7.7)	(7.4)	(15.2)	(14.0)	(28.8)
Profit before tax	10	29.6	58.2	68.2	109.0	333.5
Taxation	4	(10.5)	(21.5)	(24.4)	(39.8)	(118.3)
Profit for the financial period		19.1	36.7	43.8	69.2	215.2

Earnings per share - basic - diluted	6	1.2c 1.2c	2.2c 2.1c	2.6c 2.6c	4.1c 4.0c	12.6c 12.6c

All of the above relate to continuing activities
.

Condensed consolidated balance sheet (unaudited)
at 2 August 2008

		2 August 2008	4 August 2007	2 February 2008
	Notes	$m	$m	$m

Assets
Non-current assets
Intangible assets		53.4	50.4	52.6
Property, plant and equipment		511.4	491.0	502.4
Other receivables		41.1	34.1	34.8
Retirement benefit asset		-	6.5	-
Deferred tax assets		21.5	29.0	19.7
		627.4	611.0	609.5
Current assets
Inventories		1,431.3	1,366.3	1,445.5
Trade and other receivables		834.1	801.8	927.5
Cash and cash equivalents		66.9	51.8	41.7
		2,332.3	2,219.9	2,414.7

Total assets		2,959.7	2,830.9	3,024.2

Liabilities
Current liabilities
Borrowings due in less than one year		(120.2)	(26.6)	(36.3)
Trade and other payables		(313.9)	(314.3)	(357.5)
Deferred income		(106.3)	(102.5)	(125.3)
Current tax		(59.3)	(81.3)	(79.5)
		(599.7)	(524.7)	(598.6)
Non-current liabilities
Borrowings due in more than one year		(380.0)	(380.0)	(380.0)
Other payables		(92.1)	(79.2)	(85.3)
Deferred income		(137.7)	(134.6)	(139.0)
Provisions		(9.1)	(10.2)	(9.6)
Retirement benefit obligation		(4.0)	-	(5.6)
		(622.9)	(604.0)	(619.5)

Total liabilities		(1,222.6)	(1,128.7)	(1,218.1)

Net assets		1,737.1	1,702.2	1,806.1

Equity
Capital and reserves attributable to equity shareholders
Called up share capital		15.4	15.4	15.4
Share premium	8	140.2	138.4	140.2
Other reserves	8	235.2	235.2	235.2
Retained earnings	8	1,346.3	1,313.2	1,415.3
Total equity		1,737.1	1,702.2	1,806.1

Condensed consolidated cash flow statement (unaudited)
for the 26 weeks ended 2 August 2008

	13 weeks ended 2 August 2008	13 weeks ended 4 August 2007	26 weeks ended 2 August 2008	26 weeks ended 4 August 2007	52 weeks ended 2 February 2008
	$m	$m	$m	$m	$m
Cash flows from operating activities:
Profit before tax	29.6	58.2	68.2	109.0	333.5
Adjustments for:
Finance income	(1.3)	(2.7)	(3.6)	(6.1)	(11.0)
Finance expense	7.7	7.4	15.2	14.0	28.8
Depreciation of property, plant and equipment	25.5	25.8	52.6	49.8	109.4
Amortisation of intangible assets	1.5	1.1	2.8	2.3	4.7
Share-based payment expense	1.9	2.0	3.7	4.0	0.4
Other non-cash movements	1.7	0.9	(2.2)	(0.5)	(1.5)
Loss on disposal of property, plant and equipment	0.4	-	0.6	-	1.4
Operating cash flows before movement in working capital	67.0	92.7	137.3	172.5	465.7
Decrease/(increase) in inventories	58.1	43.6	9.4	(5.4)	(96.8)
Decrease/(increase) in trade and other receivables	18.8	(13.3)	81.7	59.7	(60.7)
Decrease in payables and deferred income	(20.3)	(13.1)	(57.7)	(81.2)	(13.5)
Cash generated from operations	123.6	109.9	170.7	145.6	294.7
Interest paid	(14.3)	(13.1)	(15.3)	(13.6)	(29.8)
Taxation paid	(17.1)	(35.8)	(42.9)	(75.3)	(128.5)
Net cash from operating activities	92.2	61.0	112.5	56.7	136.4

Investing activities:
Interest received	0.8	0.6	2.5	4.0	6.3
Purchase of property, plant and equipment	(38.0)	(27.8)	(63.1)	(51.9)	(129.1)
Purchase of intangible assets	(2.3)	(2.0)	(3.6)	(6.2)	(11.3)
Proceeds from sale of property, plant and equipment	-	-	1.0	-	1.0
Cash flows from investing activities	(39.5)	(29.2)	(63.2)	(54.1)	(133.1)

Financing activities:
Dividends paid	(107.4)	(107.6)	(107.4)	(107.6)	(123.9)
Proceeds from issue of shares	-	2.3	-	5.5	6.0
Purchase of own shares	-	-	-	(29.0)	(29.0)
Increase in borrowings due in less than one year	94.1	15.5	83.7	22.0	31.1
Cash flows from financing activities	(13.3)	(89.8)	(23.7)	(109.1)	(115.8)

Reconciliation of movement in cash and cash equivalents:
Cash and cash equivalents at beginning of period	29.2	105.0	41.7	152.3	152.3
Increase/(decrease) in cash and cash equivalents	39.4	(58.0)	25.6	(106.5)	(112.5)
Exchange adjustments	(1.7)	4.8	(0.4)	6.0	1.9
Closing cash and cash equivalents	66.9	51.8	66.9	51.8	41.7

Reconciliation of cash flows to movement in net debt : (1)
Net debt at beginning of period	(377.0)	(286.2)	(374.6)	(233.2)	(233.2)
Increase/(decrease) in cash and cash equivalents	39.4	(58.0)	25.6	(106.5)	(112.5)
Increase in borrowings	(94.1)	(15.5)	(83.7)	(22.0)	(31.1)
Exchange adjustments	(1.6)	4.9	(0.6)	6.9	2.2
Closing net debt	(433.3)	(354.8)	(433.3)	(354.8)	(374.6)

(1)
  Net debt represents cash and cash equivalents less borrowings due in less than one year and borrowings due in more than one year.
Condensed consolidated statement of recognised income and expense (unaudited)
for the 26 weeks ended 2 August 2008

	13 weeks ended 2 August 2008	13 weeks ended 4 August 2007	26 weeks ended 2 August 2008	26 weeks ended 4 August 2007	52 weeks ended 2 February 2008
	$m	$m	$m	$m	$m

Exchange differences on translation of foreign operations	(2.7)	13.5	-	18.8	(0.1)
Effective portion of changes in value of cash flow hedges	5.7	(8.4)	(4.0)	(5.1)	14.1
Transfer to initial carrying value of inventory from cash flow hedges	(3.3)	(0.1)	(8.7)	(1.7)	(10.2)
Actuarial gain on retirement benefit scheme	-	-	-	-	(15.0)
Tax on items recognised in equity	(0.7)	2.5	3.6	2.0	3.7
Net (expense)/income recognised directly in equity	(1.0)	7.5	(9.1)	14.0	(7.5)
Profit for the financial period	19.1	36.7	43.8	69.2	215.2
Total recognised income and expense attributable to shareholders	18.1	44.2	34.7	83.2	207.7

Notes to the condensed consolidated financial statements (unaudited)
for the 26 weeks ended 2 August 2008

1. Basis of preparation

This condensed set of financial statements has been prepared in accordance with the requirements of IAS 34 'Interim Financial Reporting' as adopted by the EU.

As required by the Disclosure and Transparency Rules ("the DTR") of the UK's Financial Services Authority ("the UK FSA"), the condensed set of financial statements has been prepared applying the accounting policies and presentation that were applied in the preparation of the Company's published consolidated financial statements for the 52 week period ended 2 February 2008, which were prepared in accordance with IFRS as adopted by the EU.
These interim financial statements are unaudited and do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The comparative figures for the 52 weeks ended 2 February 2008 are not the Company's statutory accounts for that period. Those accounts have been reported on by the Company's auditors and have been delivered to the Registrar of Companies. The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

2. Segment information

	13 weeks ended 2 August 2008	13 weeks ended 4 August 2007	26 weeks ended 2 August 2008	26 weeks ended 4 August 2007	52 weeks ended 2 February 2008
	$m	$m	$m	$m	$m

Sales by origin and destination
UK , Channel Islands & Republic of Ireland	193.3	202.8	384.7	384.9	959.6
US	575.6	584.6	1,206.7	1,216.9	2,705.7
	768.9	787.4	1,591.4	1,601.8	3,665.3

Operating (loss)/profit
UK , Channel Islands & Republic of Ireland
- Trading	1.8	1.3	4.5	(0.6)	105.1
- Group central costs: - underlying	(4.6)	(4.8)	(9.0)	(8.8)	(16.0)
- re-listing	(10.5)	-	(10.5)	-	-
	(13.3)	(3.5)	(15.0)	(9.4)	89.1
US	49.3	66.4	94.8	126.3	262.2
	36.0	62.9	79.8	116.9	351.3

The Group's results derive from one business segment - the retailing of jewellery, watches and associated services.
3. Net financing costs

	13 weeks ended 2 August 2008	13 weeks ended 4 August 2007	26 weeks ended 2 August 2008	26 weeks ended 4 August 2007	52 weeks ended 2 February 2008
	$m	$m	$m	$m	$m
Interest receivable	0.8	1.6	2.5	4.0	6.2
Defined benefit pension scheme:
- expected return on scheme assets	4.2	4.4	8.6	8.6	18.3
- interest on pension liabilities	(3.7)	(3.3)	(7.5)	(6.5)	(13.5)
Finance income	1.3	2.7	3.6	6.1	11.0
Finance expense	(7.7)	(7.4)	(15.2)	(14.0)	(28.8)
	(6.4)	(4.7)	(11.6)	(7.9)	(17.8)

4. Taxation

The net taxation charges in the income statements for the 13 weeks and 26 weeks ended 2 August 2008 have been based on the anticipated effective taxation rate for the 52 weeks ending 31 January 2009.

5. Translation differences

The exchange rates used for the translation of
UK
 pound sterling transactions and balances in these interim statements are as follows:

	2 August 2008	4 August 2007	2 February 2008

Income statement (average rate)	1.98	1.99	2.00
Balance sheet (closing rate)	1.97	2.04	1.97

The effect of restating the balance sheet at 4 August 2007 to the exchange rates ruling at 2 August 2008 would be to increase net debt by $0.3 million to $(355.1) million.

6. Earnings per share

	13 weeks ended 2 August 2008	13 weeks ended 4 August 2007	26 weeks ended 2 August 2008	26 weeks ended 4 August 2007	52 weeks ended 2 February 2008
	$m	$m	$m	$m	$m

Profit attributable to shareholders	19.1	36.7	43.8	69.2	215.2

Weighted average number of shares in issue (million)	1,704.0	1,702.4	1,703.9	1,703.0	1,703.8
Dilutive effect of share options (million)	0.8	7.7	1.0	9.4	3.3
Diluted weighted average number of shares (million)	1,704.8	1,710.1	1,704.9	1,712.4	1,707.1
Earnings per share - basic	1.2c	2.2c	2.6c	4.1c	12.6c
- diluted	1.2c	2.1c	2.6c	4.0c	12.6c
Earnings per ADS - basic	11.3c	21.5c	25.7c	40.6c	126.3c
- diluted	11.3c	21.4c	25.7c	40.4c	126.1c

The number of ordinary and deferred shares in issue at 2 August 2008 was 1,705,541,827 and 50,000 respectively (4 August 2007: 1,705,339,904 ordinary and 50,000 deferred shares, 2 February 2008: 1,705,510,466 ordinary and 50,000 deferred shares).
7. Seasonality

The Group's business is highly seasonal with a very significant proportion of its sales and operating profit generated during its fourth quarter, which includes the Christmas season. The Group expects to continue to experience a seasonal fluctuation in sales and profit.

8. Share premium and reserves

26 weeks ended 2 August 2008		Other reserves		Retained earnings
	Share premium	Capital redemption	Special reserves	Purchase of own shares	Hedging reserve	Translation reserve	Retained reserves	Total
	$m	$m	$m	$m	$m	$m	$m	$m

Balance at 2 February 2008	140.2	0.4	234.8	(10.8)	8.2	10.0	1,407.9	1,790.7
Recognised income and expense:
- profit for the financial period	-	-	-	-	-	-	43.8	43.8
- cashflow hedges (net)	-	-	-	-	(9.1)	-	-	(9.1)
- translation differences	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	-	-	(107.4)	(107.4)
Equity-settled transactions	-	-	-	-	-	-	3.7	3.7
Balance at 2 August 2008	140.2	0.4	234.8	(10.8)	(0.9)	10.0	1,348.0	1,721.7

9. Dividend

A dividend of 0.96 cent per share will be paid on 7 November 2008 to shareholders on the register of members at the close of business on 26 September 2008. The US dollar to pound sterling rate used to convert the 0.96 cent dividend per share for payment to shareholders who elect to receive a pound sterling dividend will be the rate as derived from Reuters at 4.00pm on the record date of 26 September 2008. Shareholders wishing to change the currency in which they receive the dividend should contact the Company's registrars.

10. Impact of constant exchange rates and re-listing costs

The Group has historically used constant exchange rates to compare period-to-period changes in certain financial data. This is referred to as 'at constant exchange rates' throughout this release. The Group considers this a useful measure for analysing and explaining changes and trends in the Group's results. The impact of the re-calculation of sales, operating profit, and net debt at constant exchange rates, including a reconciliation to the Group's GAAP results, is analysed below.

26 weeks ended 2 August 2008	26 weeks ended 2 August 2008	26 weeks ended 4 August 2007	Growth at actual exchange rates	Impact of exchange rate movement	At constant exchange rates (non-GAAP)	Growth at constant exchange rates (non-GAAP)
	$m	$m	%	$m	$m	%

Sales by origin and destination
UK , Channel Islands & Republic of Ireland	384.7	384.9	(0.1)	(1.9)	383.0	0.4
US	1,206.7	1,216.9	(0.8)	-	1,216.9	(0.8)
	1,591.4	1,601.8	(0.6)	(1.9)	1,599.9	(0.5)

Operating (loss)/profit
UK , Channel Islands & Republic of Ireland
- Trading	4.5	(0.6)	n/a	-	(0.6)	n/a
- Group central costs: - underlying	(9.0)	(8.8)	(2.3)	-	(8.8)	(2.3)
- re-listing	(10.5)	-	n/a	-	-	n/a
	(15.0)	(9.4)	(59.6)	-	(9.4)	(59.6)
US	94.8	126.3	(24.9)	-	126.3	(24.9)
	79.8	116.9	(31.7)	-	116.9	(31.7)

At 2 August 2008	2 August 2008	4 August 2007	Impact of exchange rate movement	At constant exchange rates (non-GAAP)
	$m	$m	$m	$m

Net debt	(433.3)	(354.8)	(0.3)	(355.1)

The underlying performance of the business excluding the impact of re-listing costs is detailed below.

26 weeks ended 2 August 2008	26 weeks ended 2 August 2008	26 weeks ended 4 August 2007	Movement including re-listing costs	Impact of re-listing costs 2008	Excluding re-listing costs 2008	Movement excluding re-listing costs
	$m	$m	%	$m	$m	%

Operating profit	79.8	116.9	(31.7)	10.5	90.3	(22.8)

Profit before tax	68.2	109.0	(37.4)	10.5	78.7	(27.8)

Diluted earnings per share	2.6c	4.0c	(35.0)	0.6c	3.2c	(20.0)

Responsibility statement of the directors in respect of the half year report

We confirm that to the best of our knowledge:

  the condensed set of financial statements has been prepared in accordance with IAS 34 'Interim Financial Reporting'

  as adopted by the EU;
  the interim management report includes a fair review of the information required by:

(a)
 DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and

(b)
 DTR 4.2.8R of the Disclosure and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the Company during that period; and any changes in the related party transactions described in the last annual report that could do so.

Terry Burman
Group Chief Executive

Walker Boyd
Group Finance Director

3 September 2008

Independent review report by KPMG Audit Plc to Signet Group plc

Introduction
We have been instructed by the Company to review the financial information set out on pages 7 to 14 in the half year report for the 26 weeks ended 2 August 2008 which comprises a condensed consolidated income statement, a condensed consolidated balance sheet, a condensed consolidated cash flow statement, a condensed consolidated statement of recognised income and expense and the related explanatory notes. We have read the other information contained in the half year report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.
This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Disclosure and Transparency Rules ("the DTR") of the
UK
's Financial Services Authority ("the UK FSA"). Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.
Directors' responsibilities
The half year report including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half year report in accordance with the DTR of the UK FSA.
As disclosed in note 1, the annual financial statements of the Company are prepared in accordance with IFRS as adopted by the EU. The financial information included in this half year report has been prepared in accordance with IAS 34 'Interim Financial Reporting' as adopted by the EU
.
Our responsibility
Our responsibility is to express to the Company a conclusion on the financial information in the half year report based on our review.
Scope of Review
We conducted our review in accordance with the International Standard on Review Engagements (UK and Ireland) 2410 'Review of interim financial information performed by the independent auditor of the entity' issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (
UK
 and
Ireland
) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Review conclusion
Based on our review, nothing has come to our attention that causes us to believe that the financial information in the half year report for the 26 weeks ended 2 August 2008 is not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU and the DTR of the UK FSA.

KPMG Audit Plc
Chartered Accountants
London
UK

3 September 2008

EXHIBIT 1

Unaudited condensed consolidated income statements under
US
 GAAP

	13 weeks ended	13 weeks ended	26 weeks ended	26 weeks ended
	2 August 2008	4 August 2007	2 August 2008	4 August 2007
	$m	$m	$m	$m

Sales	768.9	787.4	1,591.4	1,601.8
Cost of sales	(519.8)	(541.3)	(1,064.6)	(1,081.9)

Gross margin	249.1	246.1	526.8	519.9
Selling, general and administrative expenses	(240.4)	(203.7)	(502.1)	(449.6)
Other operating income, net	28.8	26.1	58.7	53.4

Operating income	37.5	68.5	83.4	123.7
Interest income	0.8	1.6	2.5	4.0
Interest expense	(7.7)	(7.4)	(15.2)	(14.0)

Income before income taxes	30.6	62.7	70.7	113.7
Income taxes	(10.9)	(21.7)	(25.3)	(39.4)

Net income	19.7	41.0	45.4	74.3

Earnings per share - basic	1.2c	2.4c	2.7c	4.4c
- diluted	1.2c	2.4c	2.7c	4.4c

All of the above relate to continuing activities attributable to equity shareholders.

Unaudited condensed consolidated balance sheets under
US
 GAAP

	2 August 2008	4 August 2007	2 February 2008
	$m	$m	$m

Assets

Current assets:
Cash and cash equivalents	66.9	51.8	41.7
Accounts receivable, net	760.8	723.0	848.2
Other receivables	27.0	35.7	40.5
Other current assets	46.3	43.1	38.8
Deferred tax assets	-	1.6	-
Inventories	1,454.5	1,368.3	1,453.6

Total current assets	2,355.5	2,223.5	2,422.8

Non-current assets:
Property, plant and equipment, net of accumulated depreciation of $ 695.4 million, $ 601.8 million and $ 642.8 million, respectively.	498.7	477.1	489.2
Goodwill	556.0	561.2	556.0
Other intangible assets, net	22.8	19.8	22.0
Other assets	41.1	34.1	34.8
Retirement benefit asset	-	6.5	-
Deferred tax assets	74.8	58.6	74.6

Total assets	3,548.9	3,380.8	3,599.4

Liabilities and Shareholders' equity:

Current liabilities:
Loans and overdrafts	120.2	26.6	36.3
Accounts payable	82.5	85.7	89.3
Accrued expenses and other current liabilities	231.4	228.8	268.2
Deferred revenue	106.3	102.5	125.3
Deferred tax liabilities	53.1	27.8	47.9
Income taxes payable	59.3	81.3	79.5

Total current liabilities	652.8	552.7	646.5

Non-current liabilities:
Long-term debt	380.0	380.0	380.0
Other liabilities	112.6	105.4	96.4
Deferred revenue	137.7	134.6	149.7
Retirement benefit obligation	4.0	-	5.6

Total liabilities	1,287.1	1,172.7	1,278.2

Shareholders' equity:
Common stock of 0.9c par value: authorised 5,929.9 million shares, 1,705.5 million shares issued and outstanding (4 August 2007: 1,705.3 million shares issued and shares outstanding; 2008: 1,705.5 million shares issued and outstanding)	15.3	15.3	15.3
Deferred stock, £1 par value: authorised 50,000, issued and outstanding 50,000 shares	0.1	0.1	0.1
Additional paid-in capital	163.5	157.7	162.5
Other reserves	235.2	235.2	235.2
Retained earnings	1,856.4	1,791.7	1,918.4
Treasury stock - 1.7 million shares , 2.0 million shares and 1.7 million shares, respectively	(10.8)	(11.4)	(10.8)
Accumulated other comprehensive income	2.1	19.5	0.5

Total liabilities and shareholders' equity	3,548.9	3,380.8	3,599.4

Unaudited condensed consolidated statements of cash flows under US GAAP

	13 weeks ended	13 weeks ended	26 weeks ended	26 weeks ended
	2 August 2008	4 August 2007	2 August 2008	4 August 2007
	$m	$m	$m	$m

Cash flows from operating activities:
Net income	19.7	41.0	45.4	74.3
Adjustments to reconcile net income to cash flows provided by operations:
Depreciation of property, plant and equipment	25.5	25.8	52.6	49.8
Amorti s ation of other intangible assets	1.5	1.1	2.8	2.3
Pension expense	0.3	(0.4)	0.5	(0.8)
Stock-based payments expense	0.4	(2.9)	0.7	(1.2)
Deferred taxation	-	-	(1.5)	-
Other non-cash movements	1.4	0.6	(2.8)	(1.3)
Loss on disposal of property, plant and equipment	0.4	-	0.1	-

Changes in operating assets and liabilities:
Decrease/(increase) in inventories	58.1	43.6	9.4	(5.4)
Decrease in trade receivables	24.0	11.6	86.0	69.7
(Increase)/decrease in other receivables	(5.9)	(9.4)	(7.0)	0.5
Decrease/(increase) in other current assets	0.7	(15.5)	2.7	(10.5)
Decrease in accounts payable	(21.6)	(19.7)	(12.8)	(31.4)
Decrease in accrued expense and other liabilities	(5.4)	(0.1)	(45.0)	(49.4)
Decrease in income taxes payable	(6.1)	(14.1)	(16.1)	(35.9)

Net cash provided by operating activities	93.0	61.6	115.0	60.7

Investing activities:
Purchase of property, plant and equipment	(38.0)	(27.8)	(63.1)	(51.9)
Purchase of other intangible assets	(2.3)	(2.0)	(3.6)	(6.2)
Proceeds from sale of property, plant and equipment	-	-	1.0	-

Net cash flows used in investing activities	(40.3)	(29.8)	(65.7)	(58.1)

Financing activities:
Dividends paid	(107.4)	(107.6)	(107.4)	(107.6)
Proceeds from issue of stock	-	2.3	-	5.5
Purchase of own stock	-	-	-	(29.0)
Proceeds from short-term borrowings	94.1	15.5	83.7	22.0

Net cash flows used in financing activities	(13.3)	(89.8)	(23.7)	(109.1)

Cash and cash equivalents at beginning of period	29.2	105.0	41.7	152.3
Increase/(decrease) in cash and cash equivalents	39.4	(58.0)	25.6	(106.5)
Effect of exchange rate changes on cash and cash equivalents	(1.7)	4.8	(0.4)	6.0

Cash and cash equivalents at end of period	66.9	51.8	66.9	51.8

Reconciliation of net income and shareholders' funds from IFRS to US GAAP

Effect on profit for the financial period of differences between IFRS and US GAAP

	13 weeks ended	13 weeks ended	26 weeks ended	26 weeks ended
	2 August 2008	4 August 2007	2 August 2008	4 August 2007
	$m	$m	$m	$m

Profit for the financial period in accordance with IFRS	19.1	36.7	43.8	69.2

Pensions	(0.8)	(0.7)	(1.6)	(1.3)
Sale and leaseback transactions	0.3	0.4	0.6	0.8
Share-based payment	1.5	4.8	3.0	5.2
Profit on disposal of revalued asset	-	-	0.5	-
Taxation on reconciling items	(0.4)	(0.2)	(0.9)	0.4

Retained profit attributable to shareholders in accordance with US GAAP	19.7	41.0	45.4	74.3

Effect on shareholders' funds of differences between IFRS and US GAAP

	2 August 2008	4 August 2007	2 February 2008
	$m	$m	$m

Shareholders' funds in accordance with IFRS	1,737.1	1,702.2	1,806.1

Goodwill in respect of acquisitions (gross)	876.1	884.4	876.1
Accumulated goodwill amortisation	(350.7)	(354.0)	(350.7)
Sale and leaseback transactions	(10.2)	(12.0)	(10.7)
Depreciation of properties	(4.5)	(5.1)	(4.7)
Revaluation of properties	(8.2)	(8.8)	(8.5)
Share-based payment	(1.2)	(4.0)	(1.5)
Commodity derivatives	23.2	2.0	8.1
Taxation on reconciling items	0.2	3.4	7.0

US GAAP adjustments	524.7	505.9	515.1

Shareholders' funds in accordance with US GAAP	2,261.8	2,208.1	2,321.2

A narrative description of the reconciling items is disclosed in the annual report for the
 52 weeks ended 2 February 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET GROUP plc

By: /s/ Walker Boyd

Name: Walker Boyd
Title: Group Finance Director

Date:    03 September 2008